UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 69740

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CRB Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2115 Linwood Avenue
(No. and Street)

Fort Lee	NJ	07024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CRB Securities, LLC

(a wholly owned subsidiary of CRB Group, Inc.)

Statement of Financial Condition
December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a Public Document

AFFIRMATION

I, Christopher Kelm, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to CRB Securities, LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer

Title

Notary Public

DAZZMIN A MERCADO
Commission #50130051
Notary Public, State of New Jersey
My Commission Expires
06/25/2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 6, 2023

We have served as the Company's auditor since 2018.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	852,357
Receivables from brokers		200,509
Due from affiliate		4,593
Prepaid expenses and other assets		45,365
Total assets		**$1,102,824**
Liabilities and Member's Equity		
Liabilities - accrued expenses and other liabilities	$	54,188
Member's equity		1,048,636
Total liabilities and member's equity		**$1,102,824**

The accompanying notes are an integral part of this financial statement.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Notes to Statement of Financial Condition
As of December 31, 2022

1. **Organization and Business**

   CRB Securities, LLC (the "Company") a wholly owned subsidiary of CRB Group, Inc. (the "Parent" or the "Member") and affiliate of Cross River Bank (the "Affiliate" or the "Bank") is a limited liability company and formed under the laws of the State of New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   Effective January 1, 2022, and following a corporate reorganization, the Company became a wholly-owned subsidiary of CRB Group, Inc. and is no longer owned by the Bank. The Company does not hold funds or securities for, or owe money or securities to, customers. The primary business of the Company is to act as a broker-dealer providing private placement of securities and selling interests in mortgages and other receivables.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Basis of Accounting
   Revenues and expenses are recorded on the accrual basis of accounting.

   Cash
   The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at two financial institutions which is insured by the Federal Deposit Insurance Corporation ("FDIC") and at times may exceed federally insured limits. The Company does not hold any restricted cash.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2018.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Notes to Statement of Financial Condition
As of December 31, 2022

2. **Significant Accounting Policies (continued)**

    Significant Judgments
    Revenue from contracts with customers may include commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    Fees Receivable and Contract Balances
    Fees receivable include private placement fees, advisory fees and commissions due from clients. Fees receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

    The Company did not have any contract assets or liabilities at December 31, 2022.

    Allowance for Credit Losses
    The Company follows Accounting Standards Codification ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

    The Company did not have any accounts receivable impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

    The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

3. **Regulatory Requirements**

    The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of approximately $998,000 which exceeded the required net capital by approximately $993,000.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Notes to Statement of Financial Condition
As of December 31, 2022

3. **Regulatory Requirements (continued)**

   The Company does not hold customers' cash or securities and, therefore, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to SEC Footnote 74 of the SEC Release No. 34-70073.

4. **Related-Party Transactions**

   During the fiscal year, in accordance with an expense sharing agreement with the Bank, the Company recorded an allocation of compensation and benefits and other overhead costs. Total costs allocated to the Company during 2022 were $632,691. The Bank also paid certain invoices on behalf of the Company, most of which were settled by the Company. As of December 31, 2022 the intercompany balance Due from Affiliate was $4,593.

   The Company maintains a bank account with the Bank. The amount of funds on deposit are $33,080 and represents approximately one month's expenses of the Company.

   During 2022, the Company had an expense sharing arrangement with the Bank, whereby the Bank allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not have control over the lease terms. As such, the Company does not record a right of use asset or an offsetting lease obligation.

   The Company received a capital contribution from the Parent in the amount of $1,500,000.

5. **Contingent Liabilities**

   As of December 31, 2022, the Company did not have any contingent liabilities that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded in accordance with ASC 450-10, Contingencies.

6. **Subsequent Events**

   The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through the date these financial statements were issued. There have been no material subsequent events that would require recognition or disclosure in this report as of December 31, 2022.